PRIVACY AND VALUE INC.

2261 Rosanna Street

Las Vegas, Nevada 89117

Telephone: 269-692-9418

Email: info@privacyandvalue.com

February 7, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention: Division of Corporate Finance, Office of Technology

Dear Sirs and Mesdames:

Re:           Annual Report on Form 10-K for the Fiscal Year Ended July 31, 2021 (File No. 333-252795)

In response to your letter of February 3, 2022 concerning our annual report on Form 10-K for the fiscal year ended July 31, 2021, we have filed an amended annual report on Form 10-K/A and an amended quarterly report on Form 10-Q/A for the period ended October 31, 2021 addressing your comments and provide the following responses:

Report of Independent Registered Public Accounting Firm, page F-1

1.	Please file a revised report of your independent registered accounting firm that complies with paragraphs .08 and .09 of PCAOB Auditing Standard 3101. We refer you to comments 8 and 3 in your letters dated July 26, 2021 and August 4, 2021, respectively.

We have filed a revised report from our independent registered accounting firm in our amended Form 10-K that compiles with paragraphs .08 and .09 of PCAOB Auditing Standard 3101.

Consolidated Financial Statements, page F-1

2.	Please revise your Statement of Comprehensive Income and Loss, Statement of Stockholder’s Equity and Statement of Cash Flows to refer to the correct period of (inception) April 21, 2021 through July 31, 2021. We refer you to comment 9 of your July 26, 2021 response letter.

We have revised our Statement of Comprehensive Income and Loss, our Statement of Stockholder’s Equity, and Statement of Cash Flows to refer to the correct period of April 21, 2021 (inception) through July 31, 2021.

Note 3. Summary of Significant Accounting Policies Revenue Recognition, page F-7

3.	Please revise to include a discussion of your revenue recognition policy under ASC 606, which became effective for annual reporting periods beginning after December 15, 2019. We refer you to comment 4 in your response letter dated August 4, 2021.

We have revised Note 3 to our financial statements to include a discussion of our revenue recognition policy under ASC 606.

Item 9A. Controls and Procedures, page 7

4.	Please revise to disclose any changes in internal control over financial reporting that occurred during the last fiscal quarter. In this regard, your disclosure refers to the fourth quarter of your “2019” fiscal year. Similarly, your October 31, 2021 Form 10-Q refers to the first quarter of your “2021” fiscal year. Refer to Item 308(c) of Regulation S-K.

We have revised our Controls and Procedures disclosure in both our 10-K and our 10-Q for the period ended October 31, 2021 to refer to the proper fiscal year.

Yours truly,

PRIVACY AND VALUE INC.

Per: /s/ Daniel Okelo

Daniel Okelo, President